SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For January 2010
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                 No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2010, incorporated by reference herein:
Exhibit
99.1 Release dated January 21, 2010, entitled “DRDGOLD BUYS BALANCE OF ERGO JV
FROM MINTAILS LIMITED FOR R82 MILLION
”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: January 22, 2009
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or "the company")

DRDGOLD BUYS BALANCE OF ERGO JV FROM MINTAILS LIMITED FOR R82 MILLION

DRDGOLD announced today that it has agreed a transaction with Mintails Limited (“Mintails”) worth a total of R82 088 321, in terms of which DRDGOLD will acquire Mintails’ 50% interest in Ergo Mining
(Pty) Limited (“Ergo”).

Ergo was created as a 50:50 joint venture by DRDGOLD and Mintails in November 2007 to explore, evaluate and process up to 1.7 billion tonnes of surface gold-, uranium- and sulphur-bearing tailings from the
East and Central Rand goldfields of South Africa.

DRDGOLD CEO, Niël Pretorius, said: “This transaction, which I believe the market has been anticipating, marks the next logical step in DRDGOLD’s strategy to expand its surface tailings reclamation footprint.
Gaining access to the second CIL circuit at Ergo’s Brakpan plant effectively doubles the volume capacity to which we have access, and provides options in respect of resources we control in and around central
Johannesburg and Boksburg.”

Pretorius said that DRDGOLD would also continue to explore prospects for uranium and sulphur production through the Brakpan plant.

DRDGOLD will settle the R82 088 321 consideration with a three-tranche payment from its cash reserves of
R62 088 321, and with its shares in the Witfontein tailings deposition site on the far West Rand, valued at
R20 million.

DRDGOLD has wholly owned the gold circuit of Ergo, now known as ErgoGold, since December 2008, having acquired Mintails 50% interest in two separate transactions worth a total of R277 million.

Randburg
21 January 2010

Attorneys : Levy, Feinsteins and Associates Inc

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